SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 2)1
WebMD Health Corp.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)

94770V102
(CUSIP Number)
Kensico Capital Management Corp. 55 Railroad Avenue, 2nd Floor Greenwich, CT 06830 Attn: Joseph Signorile Tel: (203) 862-5800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    [X]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94770V102

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Kensico Capital Management Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	5,117,187
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	5,117,187
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,117,187
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		11.17% *
14.	TYPE OF REPORTING PERSON		CO, IA

* Based on approximately 45,800,000 shares of Common Stock outstanding after the completion of the tender offer described in Item 4, as reported in the Issuer's Form 8-K/A filed with the Securities and Exchange Commission on September 16, 2013.

CUSIP No. 94770V102

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Michael B. Lowenstein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	5,117,187
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	5,117,187
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,117,187
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		11.17% *
14.	TYPE OF REPORTING PERSON		IN, HC

* Based on approximately 45,800,000 shares of Common Stock outstanding after the completion of the tender offer described in Item 4, as reported in the Issuer's Form 8-K/A filed with the Securities and Exchange Commission on September 16, 2013.

CUSIP No. 94770V102

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Thomas J. Coleman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	5,117,187
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	5,117,187
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,117,187
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] Excludes 13,200 shares of Common Stock underlying unvested stock options that have been granted to Mr. Coleman.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		11.17% *
14.	TYPE OF REPORTING PERSON		IN, HC

* Based on approximately 45,800,000 shares of Common Stock outstanding after the completion of the tender offer described in Item 4, as reported in the Issuer's Form 8-K/A filed with the Securities and Exchange Commission on September 16, 2013.

CUSIP No. 94770V102

AMENDMENT NO. 2 TO SCHEDULE 13D

Reference is hereby made to the Schedule 13D filed with the Securities and Exchange Commission on October 17, 2012 and Amendment No. 1 thereto filed on May 7, 2013 (as so amended, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 4.                 Purpose of Transaction.

Item 4 is hereby amended by adding the following thereto:

On September 16, 2013 the Issuer announced the final results of its tender offer to purchase up to 5,000,000 shares of Common Stock at a price of $34.00 per share, which offer expired at 5:00 p.m. EST on September 10, 2013. The Reporting Persons tendered their Common Stock on September 10, 2013, including a certain number of shares that were tendered conditionally. Since the offer was oversubscribed, the number of shares to be purchased by the Issuer from each tendering shareholder was pro-rated, at a pro-ration factor of approximately 17.5%.  Payment for the shares accepted under the tender offer and the return of all other shares tendered will take place promptly on or following September 16, 2013.

Item 5.                 Interest in Securities of the Issuer.

(a)  The information required by Item 5(a) is incorporated herein by reference to the cover pages to this Amendment No. 2 to Schedule 13D, and is based on the acceptance by the Issuer of an estimated 572,301 shares of Common Stock tendered unconditionally by the Reporting Persons in the tender offer described in Item 4 above, as calculated using the pro-ration factor of approximately 17.5%

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following thereto:

As stated in Item 5 above, an estimated 572,301 shares of the Common Stock tendered by the Reporting Persons to the Issuer on September 10, 2013 were accepted and have or will be sold in the tender offer.

CUSIP No. 94770V102

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 2013

KENSICO CAPITAL MANAGEMENT CORP.
By:	/s/ Michael B. Lowenstein
Authorized Signatory
MICHAEL B. LOWENSTEIN
/s/ Michael B. Lowenstein

THOMAS J. COLEMAN
/s/ Thomas J. Coleman